UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:             Form 20-F   ☒     or     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   ☐     No   ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the three months ended June 30, 2016

EXHIBIT INDEX

Exhibit No.	Description

15.1	Awareness Letter of KPMG AZSA LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
	Name:	Jun Ohta
	Title:	Director

Date: August 17, 2016

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2016

On August 12, 2016, we published our unaudited quarterly consolidated financial statements as of and for the three months ended June 30, 2016 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2016		June 30, 2016		June 30, 2016
Assets:
Cash and due from banks		¥42,789,236		¥39,363,896	$382,322
Call loans and bills bought		1,291,365		1,210,521	11,757
Receivables under resale agreements		494,949		629,458	6,114
Receivables under securities borrowing transactions		7,972,918		7,897,190	76,702
Monetary claims bought		4,350,012		3,992,309	38,775
Trading assets		8,063,281		8,587,425	83,405
Money held in trust		5,163		4,739	46
Securities	*2	25,264,445	*2	22,048,625	214,147
Loans and bills discounted	*1	75,066,080	*1	74,951,101	727,963
Foreign exchanges		1,577,167		1,670,992	16,230
Lease receivables and investment assets		1,987,034		2,367,220	22,992
Other assets		6,702,774		7,783,202	75,594
Tangible fixed assets		2,919,424		2,896,767	28,135
Intangible fixed assets		878,265		961,372	9,337
Net defined benefit asset		203,274		216,332	2,101
Deferred tax assets		125,832		122,416	1,189
Customers’ liabilities for acceptances and guarantees		7,519,635		7,251,155	70,427
Reserve for possible loan losses		(625,019)		(583,392)	(5,666)

Total assets		¥186,585,842		¥181,371,336	$1,761,571

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2016	June 30, 2016	June 30, 2016
Liabilities and net assets:
Liabilities:
Deposits	¥110,668,828	¥108,205,955	$1,050,951
Negotiable certificates of deposit	14,250,434	12,548,658	121,879
Call money and bills sold	1,220,455	1,285,901	12,489
Payables under repurchase agreements	1,761,822	1,769,982	17,191
Payables under securities lending transactions	5,309,003	7,673,911	74,533
Commercial paper	3,017,404	2,408,285	23,390
Trading liabilities	6,112,667	6,840,868	66,442
Borrowed money	8,571,227	5,784,723	56,184
Foreign exchanges	1,083,450	957,379	9,299
Short-term bonds	1,271,300	1,237,000	12,014
Bonds	7,006,357	6,865,392	66,680
Due to trust account	944,542	976,806	9,487
Other liabilities	6,632,027	6,567,138	63,783
Reserve for employee bonuses	68,476	24,814	241
Reserve for executive bonuses	2,446	—	—
Net defined benefit liability	48,570	52,628	511
Reserve for executive retirement benefits	2,202	1,887	18
Reserve for point service program	19,706	20,427	198
Reserve for reimbursement of deposits	16,979	14,517	141
Reserve for losses on interest repayment	228,741	207,013	2,011
Reserve under the special laws	1,498	1,427	14
Deferred tax liabilities	348,190	345,162	3,352
Deferred tax liabilities for land revaluation	32,203	32,197	313
Acceptances and guarantees	7,519,635	7,251,155	70,427

Total liabilities	176,138,173	171,073,235	1,661,550

Net assets:
Capital stock	2,337,895	2,337,895	22,707
Capital surplus	757,306	757,320	7,355
Retained earnings	4,534,472	4,616,228	44,835
Treasury stock	(175,381)	(175,389)	(1,703)

Total stockholders’ equity	7,454,294	7,536,055	73,194

Net unrealized gains (losses) on other securities	1,347,689	1,196,742	11,623
Net deferred gains (losses) on hedges	55,130	87,474	850
Land revaluation excess	39,416	39,403	383
Foreign currency translation adjustments	87,042	(13,841)	(134)
Accumulated remeasurements of defined benefit plans	(69,811)	(60,078)	(584)

Total accumulated other comprehensive income	1,459,467	1,249,700	12,138

Stock acquisition rights	2,884	3,036	29
Non-controlling interests	1,531,022	1,509,309	14,659

Total net assets	10,447,669	10,298,101	100,020

Total liabilities and net assets	¥186,585,842	¥181,371,336	$1,761,571

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Three months ended June 30	2015		2016		2016
Ordinary income		¥1,259,549		¥1,197,817	$11,634
Interest income		534,406		452,440	4,394
Interest on loans and discounts		329,186		331,003	3,215
Interest and dividends on securities		144,393		61,404	596
Trust fees		698		711	7
Fees and commissions		274,214		260,389	2,529
Trading income		76,174		68,353	664
Other operating income		312,705		381,333	3,704
Other income	*1	61,349	*1	34,588	336
Ordinary expenses		855,075		923,843	8,973
Interest expenses		101,193		125,947	1,223
Interest on deposits		33,779		38,723	376
Fees and commissions payments		35,436		41,054	399
Trading losses		23,687		1,814	18
Other operating expenses		241,836		278,633	2,706
General and administrative expenses		426,838		443,197	4,305
Other expenses	*2	26,082	*2	33,196	322

Ordinary profit		404,473		273,973	2,661

Extraordinary gains	*3	3,644	*3	84	1
Extraordinary losses	*4	1,616	*4	942	9

Income before income taxes		406,501		273,115	2,653

Income taxes-current		88,944		40,524	394
Income taxes-deferred		21,954		25,140	244

Income taxes		110,899		65,665	638

Profit		295,602		207,450	2,015

Profit attributable to non-controlling interests		27,732		23,164	225

Profit attributable to owners of parent		¥267,869		¥184,285	$1,790

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Three months ended June 30	2015	2016	2016
Profit	¥295,602	¥207,450	$2,015
Other comprehensive income	51,016	(241,826)	(2,349)
Net unrealized gains (losses) on other securities	50,803	(151,744)	(1,474)
Net deferred gains (losses) on hedges	(14,122)	30,083	292
Foreign currency translation adjustments	12,260	(133,782)	(1,299)
Remeasurements of defined benefit plans	3,109	10,363	101
Share of other comprehensive income of affiliates	(1,034)	3,253	32

Total comprehensive income	346,618	(34,375)	(334)

Comprehensive income attributable to owners of parent	307,205	(25,468)	(247)
Comprehensive income attributable to non-controlling interests	39,412	(8,907)	(87)

NOTES TO QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002 as a holding company for the SMFG group through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of SMFG and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of SMFG.

SMFG has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of SMFG’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at June 30, 2016 which was ¥102.96 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1) Significant changes in the scope of consolidation

GE Japan GK was newly included in the scope of consolidation as a result of the acquisition of stocks.

SAKURA CARD CO., Ltd. was excluded from the scope of consolidation due to a merger.

(2) Significant changes in the scope of equity method

Not applicable.

(Changes in accounting policies)

In accordance with the revision to the Corporation Tax Act, some domestic consolidated subsidiaries apply the “Practical Solution on a change in depreciation method due to Tax Reform 2016” (ASBJ Practical Issues Task Force No. 32, issued on June 17, 2016) and changed the depreciation method for buildings and accompanying facilities and structures acquired on or after April 1, 2016 from the declining-balance method to the straight-line method, starting from the three months ended June 30, 2016. Effects of this change to Ordinary Profit and Income before income taxes during the three months ended June 30, 2016 are immaterial.

(Additional information)

SMFG applies the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26 issued on March 28, 2016) from the three months ended June 30, 2016.

(Notes to quarterly consolidated balance sheets)

*1	Risk-monitored loans

Risk-monitored loans at March 31, 2016 and June 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	June 30, 2016
Bankrupt loans	¥44,748	¥69,229
Non-accrual loans	594,077	563,142
Past due loans (3 months or more)	19,845	18,869
Restructured loans	266,698	276,335

Risk-monitored loans	¥925,370	¥927,576

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2016 and June 30, 2016 were as follows:

	Millions of yen
	March 31, 2016	June 30, 2016
Guaranteed amount to privately-placed bonds	¥2,004,096	¥1,912,052

(Notes to quarterly consolidated statements of income)

*1	Other income

Other income for the three months ended June 30, 2015 and 2016 included the following:

Three months ended June 30, 2015	Millions of yen	Three months ended June 30, 2016	Millions of yen
Gains on sales of stocks and other securities	¥ 37,321	Equity in gains of affiliates	¥ 6,838

*2	Other expenses

Other expenses for the three months ended June 30, 2015 and 2016 included the following:

Three months ended June 30, 2015	Millions of yen	Three months ended June 30, 2016	Millions of yen
Write-off of loans	¥ 13,551	Write-off of loans	¥ 13,135

*3	Extraordinary gains

Extraordinary gains for the three months ended June 30, 2015 and 2016 included the following:

Three months ended June 30, 2015	Millions of yen	Three months ended June 30, 2016	Millions of yen
Gains on disposal of fixed assets	¥ 3,644	Reversal of reserve for eventual future operating losses from financial instruments transactions	¥ 82

*4	Extraordinary losses

Extraordinary losses for the three months ended June 30, 2015 and 2016 included the following:

Three months ended June 30, 2015	Millions of yen	Three months ended June 30, 2016	Millions of yen
Losses on disposal of fixed assets	¥ 667	Losses on disposal of fixed assets	¥ 324
Losses on impairment of fixed assets	826	Losses on impairment of fixed assets	605

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows are not prepared for the three months ended June 30, 2016. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the three months ended June 30, 2015 and 2016 are as follows:

	Millions of yen
Three months ended June 30	2015	2016
Depreciation	¥56,649	¥65,526
Amortization of goodwill	6,634	6,769

(Notes to stockholders’ equity)

Dividends paid in the three months ended June 30, 2015

	Type of shares	Millions of yen, except per share amount
Date of resolution		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 26, 2015	Common stock	¥112,804	¥80	March 31, 2015	June 26, 2015	Retained earnings

Dividends paid in the three months ended June 30, 2016

	Type of shares	Millions of yen, except per share amount
Date of resolution		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary general meeting of shareholders held on June 29, 2016	Common stock	¥105,753	¥75	March 31, 2016	June 29, 2016	Retained earnings

(Segment information)

1. Information on profit and loss amount by reportable segment

	Millions of yen
	Commercial banking
	SMBC
Three months ended June 30, 2015	SMBC Sub-total	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head office account	Others	Total
Gross profit	¥440,408	¥116,269	¥91,357	¥87,941	¥180,798	¥(35,956)	¥62,130	¥502,539
Interest income	324,237	71,472	72,861	57,102	119,942	2,860	44,615	368,853
Non-interest income	116,171	44,797	18,496	30,839	60,856	(38,816)	17,514	133,685

Expenses, etc.	(200,967)	(52,845)	(88,800)	(31,566)	(7,774)	(19,982)	(47,097)	(248,065)

Consolidated net business profit	¥239,440	¥63,424	¥2,557	¥56,375	¥173,024	¥(55,939)	¥15,032	¥254,473

	Millions of yen
	Leasing			Securities
Three months ended June 30, 2015	SMFL	Others	Total	SMBC Nikko	SMBC Friend	Others	Total
Gross profit	¥35,164	¥4,656	¥39,821	¥96,669	¥11,458	¥(1,048)	¥107,079
Interest income	3,897	1,584	5,481	253	615	237	1,106
Non-interest income	31,267	3,072	34,339	96,415	10,842	(1,285)	105,972

Expenses, etc.	(14,425)	(978)	(15,403)	(67,843)	(9,956)	(2,561)	(80,362)

Consolidated net business profit	¥20,739	¥3,678	¥24,417	¥28,825	¥1,501	¥(3,610)	¥26,716

	Millions of yen
	Consumer finance
Three months ended June 30, 2015	SMCC	Cedyna	SMBCCF	Others	Total	Other business	Grand Total
Gross profit	¥51,035	¥41,276	¥56,457	¥803	¥149,572	¥(2,966)	¥796,045
Interest income	3,422	6,298	38,471	(2,141)	46,052	11,719	433,212
Non-interest income	47,612	34,977	17,985	2,945	103,520	(14,685)	362,832

Expenses, etc.	(39,011)	(30,417)	(25,113)	(3,014)	(97,556)	20,358	(421,028)

Consolidated net business profit	¥12,024	¥10,858	¥31,343	¥(2,210)	¥52,016	¥17,392	¥375,016

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“SMFL” and “SMBCCF” represent consolidated figures of SMFL and SMBCCF.
		“SMBC Nikko” represents non-consolidated figures of SMBC Nikko plus figures of the overseas incorporated securities companies.
		“Cedyna” represents consolidated figures of Cedyna excluding figures of the immaterial subsidiaries.
	3.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
	Commercial banking
	SMBC
Three months ended June 30, 2016	SMBC Sub-total	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head office account	Others	Total
Gross profit	¥369,408	¥117,434	¥80,110	¥83,985	¥113,040	¥(25,160)	¥75,420	¥444,828
Interest income	216,988	66,060	70,830	53,413	41,201	(14,515)	42,662	259,651
Non-interest income	152,419	51,374	9,280	30,572	71,839	(10,645)	32,757	185,177

Expenses, etc.	(204,574)	(50,409)	(88,305)	(33,387)	(7,223)	(25,250)	(59,082)	(263,656)

Consolidated net business profit	¥164,833	¥67,025	¥(8,195)	¥50,598	¥105,817	¥(50,411)	¥16,338	¥181,172

	Millions of yen
	Leasing			Securities
Three months ended June 30, 2016	SMFL	Others	Total	SMBC Nikko	SMBC Friend	Others	Total
Gross profit	¥37,291	¥4,152	¥41,443	¥79,361	¥10,495	¥(1,496)	¥88,361
Interest income	4,507	977	5,484	1,077	874	153	2,105
Non-interest income	32,784	3,175	35,959	78,283	9,621	(1,649)	86,255

Expenses, etc.	(15,165)	(2,260)	(17,426)	(63,647)	(9,704)	(2,399)	(75,751)

Consolidated net business profit	¥22,125	¥1,891	¥24,017	¥15,714	¥791	¥(3,896)	¥12,609

	Millions of yen
	Consumer finance
Three months ended June 30, 2016	SMCC	Cedyna	SMBCCF	Others	Total	Other business	Grand Total
Gross profit	¥52,972	¥42,373	¥59,683	¥1,217	¥156,246	¥(15,100)	¥715,779
Interest income	3,293	6,097	39,703	(301)	48,793	10,458	326,493
Non-interest income	49,678	36,275	19,979	1,518	107,452	(25,558)	389,286

Expenses, etc.	(43,753)	(31,143)	(26,137)	(4,873)	(105,909)	26,384	(436,359)

Consolidated net business profit	¥9,218	¥11,229	¥33,545	¥(3,656)	¥50,336	¥11,284	¥279,420

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“SMFL” and “SMBCCF” represent consolidated figures of SMFL and SMBCCF.
		“SMBC Nikko” represents non-consolidated figures of SMBC Nikko plus figures of the overseas incorporated securities companies.
		“Cedyna” represents consolidated figures of Cedyna excluding figures of the immaterial subsidiaries.
	3.	“Other business” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Three months ended June 30, 2015	Millions of yen
Consolidated net business profit	¥375,016
Other ordinary income (excluding equity in gains of affiliates)	55,539
Other ordinary expenses	(26,082)

Ordinary profit on quarterly consolidated statements of income	¥404,473

Three months ended June 30, 2016	Millions of yen
Consolidated net business profit	¥279,420
Other ordinary income (excluding equity in gains of affiliates)	27,750
Other ordinary expenses	(33,196)

Ordinary profit on quarterly consolidated statements of income	¥273,973

Note:	Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There is no significant financial instrument to be disclosed.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1.	Bonds classified as held-to-maturity

March 31, 2016	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥2,241,546	¥2,258,065	¥16,518
Japanese local government bonds	20,849	20,871	22
Japanese corporate bonds	5,202	5,230	27
Other	—	—	—

Total	¥2,267,598	¥2,284,166	¥16,568

Note:	The fair values are, in principle, based on their market prices, etc. at the end of the fiscal year.

June 30, 2016	Millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥1,941,319	¥1,958,261	¥16,941
Japanese local government bonds	17,082	17,114	32
Japanese corporate bonds	5,202	5,235	32
Other	—	—	—

Total	¥1,963,605	¥1,980,611	¥17,006

Note:	The fair values are, in principle, based on their market prices, etc. at the end of the period.

2.  Other securities

March 31, 2016	Millions of yen
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,807,279	¥3,380,280	¥1,573,001
Bonds	10,783,903	10,893,090	109,186
Japanese government bonds	8,042,610	8,105,050	62,439
Japanese local government bonds	31,080	31,220	140
Japanese corporate bonds	2,710,211	2,756,819	46,607
Other	8,225,965	8,451,291	225,325

Total	¥20,817,149	¥22,724,662	¥1,907,512

Notes:	1.	Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices.
	2.	Net unrealized gains on other securities shown above include gains of ¥871 million for the fiscal year ended March 31, 2016 that are recognized in the period’s earnings by applying fair value hedge accounting.
	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2016	Millions of yen
Stocks	¥131,602
Other	277,161

Total	¥408,764

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.	In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

June 30, 2016	Millions of yen
	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,804,583	¥3,186,496	¥1,381,912
Bonds	9,654,775	9,782,822	128,047
Japanese government bonds	6,996,468	7,076,113	79,644
Japanese local government bonds	41,496	41,741	245
Japanese corporate bonds	2,616,810	2,664,967	48,157
Other	6,657,344	6,847,714	190,369

Total	¥18,116,703	¥19,817,033	¥1,700,329

Notes:	1.

Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the period, and bonds and others are carried at their period-end market prices.

	2.	Net unrealized losses on other securities shown above include losses of ¥168 million for the three months ended June 30, 2016 that are recognized in the period’s earnings by applying fair value hedge accounting.
	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

June 30, 2016	Millions of yen
Stocks	¥145,854
Other	268,718

Total	¥414,572

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.	In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

3. Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss. Valuation losses for the fiscal year ended March 31, 2016 and for the three months ended June 30, 2016 were ¥4,838 million and ¥552 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1. Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2016

There are no corresponding transactions.

Three months ended June 30, 2016

There are no corresponding transactions.

2. Other money held in trust

Millions of yen
March 31, 2016	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥ 5,163	¥ 5,163	—

Note:	Consolidated balance sheet amount is measured at fair value based on its market price, etc. at the end of the fiscal year.

Millions of yen
June 30, 2016	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥ 4,739	¥ 4,739	—

Note:	Quarterly consolidated balance sheet amount is measured at fair value based on its market price, etc. at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
March 31, 2016	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥121,043,313	¥(3,865)	¥(3,865)
Interest rate options	34,037,726	6,588	6,588
Over-the-counter
Forward rate agreements	15,838,272	63	63
Interest rate swaps	396,761,415	176,265	176,265
Interest rate swaptions	8,098,772	(29,706)	(29,706)
Caps	35,844,877	(20,462)	(20,462)
Floors	899,246	3,597	3,597
Other	6,893,127	51	51

Total	/	¥132,532	¥132,532

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2016	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥106,851,445	¥(3,007)	¥(3,007)
Interest rate options	30,783,687	7,216	7,216
Over-the-counter
Forward rate agreements	23,261,952	31	31
Interest rate swaps	404,821,009	175,170	175,170
Interest rate swaptions	8,214,166	(51,683)	(51,683)
Caps	35,574,466	(15,352)	(15,352)
Floors	1,368,356	4,865	4,865
Other	6,806,133	12,813	12,813

Total	/	¥130,053	¥130,053

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
March 31, 2016	Contract amount	Fair value	Valuation gains (losses)
Listed
Currency futures	¥691	¥17	¥17
Over-the-counter
Currency swaps	33,811,276	387,527	15,992
Currency swaptions	1,406,603	126	126
Forward foreign exchange	56,831,766	7,441	7,441
Currency options	5,250,423	(26,400)	(26,400)

Total	/	¥368,712	¥(2,822)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

	Millions of yen
June 30, 2016	Contract amount	Fair value	Valuation gains (losses)

Listed
Currency futures	¥820	¥46	¥46
Over-the-counter
Currency swaps	34,453,295	312,205	34,263
Currency swaptions	1,465,484	1,329	1,329
Forward foreign exchange	55,458,195	27,315	27,315
Currency options	5,080,922	(8,816)	(8,816)

Total	/	¥332,081	¥54,138

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

(3)	Equity derivatives

	Millions of yen
March 31, 2016	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,089,826	¥(3,567)	¥(3,567)
Equity price index options	357,609	(10,952)	(10,952)
Over-the-counter
Equity options	445,854	(287)	(287)
Equity index forward contracts	11,959	485	485
Equity index swaps	202,199	8,599	8,599

Total	/	¥(5,723)	¥(5,723)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2016	Contract amount	Fair value	Valuation gains (losses)
Listed
Equity price index futures	¥1,133,034	¥9,898	¥9,898
Equity price index options	766,248	(17,251)	(17,251)
Over-the-counter
Equity options	466,570	922	922
Equity index forward contracts	21,093	(205)	(205)
Equity index swaps	250,088	14,040	14,040

Total	/	¥7,403	¥7,403

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

	Millions of yen
March 31, 2016	Contract amount	Fair value	Valuation gains (losses)

Listed
Bond futures	¥5,415,334	¥(1,434)	¥(1,434)
Bond futures options	190,220	(336)	(336)
Over-the-counter
Bond options	838,238	726	726

Total	/	¥(1,043)	¥(1,043)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2016	Contract amount	Fair value	Valuation gains (losses)

Listed
Bond futures	¥4,733,587	¥(2,687)	¥(2,687)
Bond futures options	290,590	(81)	(81)
Over-the-counter
Bond options	412,539	1,804	1,804

Total	/	¥(964)	¥(964)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2016	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥15,299	¥(213)	¥(213)
Over-the-counter
Commodity swaps	166,311	2,158	2,158
Commodity options	34,333	(968)	(968)

Total	/	¥975	¥975

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
June 30, 2016	Contract amount	Fair value	Valuation gains (losses)
Listed
Commodity futures	¥43,478	¥(86)	¥(86)
Over-the-counter
Commodity swaps	148,940	2,898	2,898
Commodity options	31,168	(820)	(820)

Total	/	¥1,991	¥1,991

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2016	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,348,785	¥(2,885)	¥(2,885)

Total	/	¥(2,885)	¥(2,885)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
June 30, 2016	Contract amount	Fair value	Valuation gains (losses)
Over-the-counter
Credit default options	¥1,382,718	¥(3,852)	¥(3,852)

Total	/	¥(3,852)	¥(3,852)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

<Business combination through acquisition>

GE Japan GK became a consolidated subsidiary of Sumitomo Mitsui Finance and Leasing Company, Limited.

On April 1, 2016, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”), a consolidated subsidiary of SMFG, acquired all stocks of GE Japan GK (“GE Japan”) under the contract entered into between General Electric Company and SMFL on December 15, 2015. As a result, GE Japan and its five leasing subsidiaries became consolidated subsidiaries. The outline of the business combination through acquisition is as follows:

1. Outline of the business combination

(1) Name of the acquired company and its business

GE Japan GK (Leasing)

(2) Main reasons for the business combination

The acquisition is aimed at achieving further improvement in corporate value of SMFG and strengthening the top-class position in domestic leasing market, by using business knowledge and resources from both SMFL and GE Japan.

(3) Date of the business combination

April 1, 2016

(4) Legal form of the business combination

Acquisition of stocks

(5) Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(6) Share of voting rights SMFG acquired

100%

(7) Grounds for deciding on the acquirer

SMFL paid cash to GE Japan as the consideration of the acquisition.

2. Period of the acquired company’s financial result included in the quarterly consolidated statements of income of SMFG

Although the date of acquisition was April 1, 2016, financial result of the acquired company is not included in the quarterly consolidated statements of income for the three months ended June 30, 2016, because the difference between the SMFG’s consolidated closing date and the acquired company’s closing date is three months or less.

3. Acquisition cost and consideration of the acquired business

Consideration	Cash	¥180,959 million
Acquisition cost		¥180,959 million

4. Amount of goodwill, reason for recognizing goodwill, amortization method and the period

(1) Amount of goodwill

¥13,632 million

(2) Reason for recognizing goodwill

SMFG recognized the difference between the acquisition cost and the SMFL’s share in the fair value of acquired net assets on the date of the business combination as goodwill.

(3) Amortization method and the period

Straight-line method over 20 years

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method are as follows:

	Millions of yen, except per share data and number of shares
Three months ended June 30	2015	2016
(i) Earnings per share	¥195.92	¥134.79
[The calculation method]
Profit attributable to owners of parent	267,869	184,285
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	267,869	184,285
Average number of common stock during the period (in thousands)	1,367,238	1,367,222
(ii) Earnings per share (diluted)	¥195.79	¥134.65
[The calculation method]
Adjustment for profit attributable to owners of parent	(2)	(58)
Adjustment of dilutive shares issued by consolidated subsidiaries	(2)	(58)
Increase in the number of common stock (in thousands)	871	983
Stock acquisition rights (in thousands)	871	983

(Significant Subsequent Events)

    There is no significant subsequent event to be disclosed.

(Others)

    Not applicable.

Quarterly Review Report of Independent Auditors

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

Pursuant to the first paragraph of Article 193-2 of the Financial Instruments and Exchange Act, we have reviewed the quarterly consolidated financial statements, comprising the quarterly consolidated balance sheet as of June 30, 2016, the quarterly consolidated statements of income and the quarterly consolidated statements of comprehensive income for the three-month period (April 1, 2016 to June 30, 2016) for the fiscal year from April 1, 2016 to March 31, 2017 and the related notes, of Sumitomo Mitsui Financial Group, Inc.

Management’s Responsibility for the Quarterly Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the quarterly consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of the quarterly consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the quarterly consolidated financial statements based on our quarterly review as independent auditors. We conducted our review in accordance with quarterly review standards generally accepted in Japan.

A quarterly review consists principally of making inquiries, primarily of management and persons responsible for financial and accounting matters, and perfoming analytical procedures and other quarterly review procedures. The quarterly review is substantially less in scope than an audit conducted in conformity with auditing standards generally accepted in Japan.

We believe that we have obtained the evidence to provide a basis for our conclusion.

Auditor’s Conclusion

In our quarterly review, nothing has come to our attention that causes us to believe that the quarterly consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries as of June 30, 2016 and their operating results for the three-month period ended June 30, 2016, in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

August 10, 2016

Tokyo, Japan